Exhibit 99.1

Xueda Education Group Reports Fourth Quarter and Full Year 2012 Financial Results

Company Beats Fourth Quarter and Full Year Guidance

Fourth Quarter 2012 Net Revenue of $59.6 Million Increased by 24.9% Year-Over-Year

Full Year 2012 Net Revenue of $293.2 Million Increased by 32.2% Year-Over-Year

Expects First Quarter 2013 EPADS Growth of 50.0% to 100.0% Year-Over-Year

BEIJING, February 27, 2013 — Xueda Education Group (NYSE: XUE) (“Xueda” or the “Company”), a leading national provider of tutoring services for primary and secondary school students in China with a focus on offering personalized tutoring services, today announced its unaudited financial results for fourth quarter and fiscal year 2012 ended December 31, 2012.

Fourth Quarter 2012 Quick View

•                  Total net revenue for the fourth quarter of 2012 increased by 24.9% year-over-year to $59.6 million from $47.8 million for the fourth quarter of 2011.

•                  Gross profit for the fourth quarter of 2012 increased by 28.2% year-over-year to $8.9 million from $6.9 million for the fourth quarter of 2011.

•                  Net loss attributable to Xueda Education Group for the fourth quarter of 2012 decreased to $8.1 million from $9.9 million for the fourth quarter of 2011.

•                  Diluted net loss attributable to Xueda Education Group per American Depositary Share (“ADS”) was $0.12 for the fourth quarter of 2012, compared to $0.15 for the fourth quarter of 2011.

•                  Cash, cash equivalents and short-term investments as of December 31, 2012 increased to $239.2 million from $225.7 million as of December 31, 2011.

Full Year 2012 Quick View

•                  Total net revenue for full year 2012 increased by 32.2% year-over-year to $293.2 million from $221.7 million for full year 2011.

•                  Gross profit for full year 2012 increased by 12.2% year-over-year to $73.5 million from $65.5 million for full year 2011.

•                  Net income attributable to Xueda Education Group for full year 2012 was $2.0 million, compared to $4.8 million for full year 2011.

•                  Diluted net income attributable to Xueda Education Group per ADS was $0.03 for full year 2012, compared to $0.07 for full year 2011.

•                  Course hours1 delivered per square meter of learning centers for full year 2012 decreased by 15.3% year-over-year to 36.7 hours from 43.3 hours for full year 2011.

•                  Total number of students served for full year 2012 increased by 18.6% year-over-year to 138,688 students from 116,900 students for full year 2011.

•                  Total number of learning centers was 383 as of December 31, 2012, up from 295 learning centers as of December 31, 2011.

1  Definition of “course hour” in this press release refer to 60-minute of tutoring.

Commenting on the results, Mr. Xin Jin, co-founder and Chief Executive Officer of Xueda, stated, “I am glad to see that our fourth quarter net revenue exceeded the high-end of our previous guidance, continuing the trend of solid revenue growth in each and every quarter of 2012. With a total net increase of 88 learning centers, I believe we successfully achieved our primary goal for 2012, which enables us to continue to grow organically going forward.  For 2013, our key focus is to expand our gross margins and achieve healthy net profits. Based on our strong competitive position, we are confident that we can achieve those objectives.”

“In the past 12 years, Xueda has been focusing on personalized tutoring and has successfully deployed it through the one-on-one format. Instead of being an exam-focused educator, we have differentiated ourselves by being a people-focused educator and helping our students achieve not only academic success but also personal growth.” Mr. Jin concluded.

Ms. Christine Lu-Wong, Chief Financial Officer of Xueda, added, “I’m very pleased that the more I learn about the Company, the more I’m convinced that Xueda now has the foundation in place that will enable us to fully leverage our leading brand and reach to grow not only our revenue but also our profitability.  As such, despite a currently common perception that the personalized tutoring business model is not scalable, I’m confident that our 2013 financial results will prove that Xueda and its personalized tutoring business model can effectively scale and achieve sustainable profits.”

Fourth Quarter 2012 Financial and Operating Results

Total Net Revenue

Total net revenue in the fourth quarter of 2012 increased by 24.9% year-over-year to $59.6 million from $47.8 million in the fourth quarter of 2011. $8.5 million, or 71.9%, of the increase in net revenue was contributed by the increase in course hours delivered and the remaining $3.3 million, or 28.1%, of the increase was contributed by the increase in the average hourly course fee from the same period of last year to the fourth quarter of 2012.

•                  Total number of students served in the fourth quarter of 2012 increased by 15.7% year-over-year to 61,887 students from 53,489 students in the fourth quarter of 2011.  Course hours delivered in the fourth quarter of 2012 increased by 16.5% year-over-year to 2.1 million hours from 1.8 million hours in the fourth quarter of 2011.

•                  Average hourly course fee in the fourth quarter of 2012 increased by 5.5% year-over-year to $28.6 from $27.1 in the fourth quarter of 2011.

Cost of Revenue

Cost of revenue in the fourth quarter of 2012 increased by 24.3% year-over-year to $50.7 million from $40.8 million in the fourth quarter of 2011. This increase was primarily due to an increase of $6.0 million in teaching staff cost and an increase of $3.7 million in rental cost and depreciation cost.

•                  Teaching staff cost accounted for 58.5% of total net revenue in the fourth quarter of 2012, compared to 60.6% in the fourth quarter of 2011. Full-time headcount of teaching staff totaled 13,210, including 9,517 instructors, 2,096 education consultants and 1,597 study counselors, as of December 31, 2012.

•                  Rental and depreciation accounted for 23.0% of total net revenue in the fourth quarter of 2012, compared to 20.9% in the fourth quarter of 2011.

Gross Profit and Gross Margin

Gross profit in the fourth quarter of 2012 increased by 28.2% year-over-year to $8.9 million from $6.9 million in the fourth quarter of 2011. Gross margin in the fourth quarter of 2012 was 14.9%, compared to 14.5% in the fourth quarter of 2011. The 40 basic points improvement in gross margin was mainly attributable to enhanced efficiency of learning centers and teaching staff, partially offset by higher rental and depreciation cost.

•                  Course hours delivered per full-time instructor in the fourth quarter of 2012 increased by 2.0% year-over-year to 208 hours from 204 hours in the fourth quarter of 2011.

•                  Course hours delivered per square meter of learning centers were 7.4 hours for both the fourth quarter of 2012 and the fourth quarter of 2011.

Operating Expenses

Total operating expenses increased slightly to $19.7 million in the fourth quarter of 2012, compared to $18.5 million in the same period of 2011. Total operating expenses accounted for 33.1% of total net revenue in the fourth quarter of 2012, compared to 38.7% a year ago, reflecting effective cost controls and higher operating leverage.

General and administrative expenses of $13.0 million in the fourth quarter of 2012 improved to 21.7% of total net revenue, compared to 23.4% a year ago, due to effective cost controls. Selling and marketing expenses of $6.8 million in the fourth quarter of 2012 improved to 11.3% of total net revenue, compared to 15.3% a year ago, benefiting from the use of more effective marketing channels.

Operating Loss

Loss from operations in the fourth quarter of 2012 was $10.7 million, compared to $11.3 million for the fourth quarter of 2011. Non-GAAP loss from operations for the fourth quarter in 2012 was $9.9 million, compared to $10.7 million for the fourth quarter of 2011.

Net Loss and Net Loss per ADS

Net loss attributable to Xueda Education Group for the fourth quarter of 2012 was $8.1 million, compared to $9.9 million in the fourth quarter of 2011. Diluted net loss attributable to Xueda Education Group per ADS for the fourth quarter of 2012 was $0.12, compared to $0.15 for the fourth quarter of 2011.

Non-GAAP net loss2 attributable to Xueda Education Group for the fourth quarter of 2012 was $7.3 million, compared to $9.3 million for the fourth quarter of 2011. Non-GAAP diluted net loss attributable to Xueda Education Group per ADS for the fourth quarter of 2012 was $0.11, compared to $0.14 for the fourth quarter of 2011.

Fiscal Year 2012 Financial and Operating Results

Total Net Revenue

Total net revenue in 2012 increased by 32.2% year-over-year to $293.2 million from $221.7 million in 2011. $45.6 million, or 63.8%, of the increase in net revenue was contributed by the increase in course hours delivered and the remaining of the increase $25.9 million, or 36.2%, of the increase was contributed by the increase in the average hourly course fee from 2011.

•                  Total number of students served in 2012 increased by 18.6% year-over-year to 138,688 students from 116,900 students in 2011. Course hours delivered in 2012 increased by 17.6% year-over-year to 10.6 million hours from 9.0 million hours in 2011.

•                  Average hourly course fee in 2012 increased by 8.5% year-over-year to $28.0 from $25.8 in 2011.

Cost of Revenue

Cost of revenue in 2012 increased by 40.6% year-over-year to $219.7 million from $156.2 million in 2011. This increase was primarily due to an increase of $41.2 million in teaching staff cost and an increase of $17.8 million in rental cost and depreciation cost.

•                  Teaching staff accounted for 53.6% of total net revenue in 2012, compared to 52.3% in 2011.

•                  Rental and depreciation accounted for 17.5% of total net revenue in 2012, compared to 15.2% in 2011.

2  All non-GAAP measures exclude share-based compensation expenses. For further details on non-GAAP measures, please refer to the reconciliation tables and a detailed discussion of the Company’s use of non-GAAP information set forth elsewhere in this press release.

Gross Profit and Gross Margin

Gross profit in 2012 increased by 12.2% year-over-year to $73.5 million from $65.5 million in 2011. Gross margin in 2012 was 25.1%, compared to 29.5% in 2011. The decrease in gross margin was primarily attributable to the higher cost in teaching staff, rental and other costs related to new-opened learning centers.

•                  Course hours delivered per full-time instructors in 2012 increased by 6.8% year-over-year to 975 hours from 913 hours in 2011.

•                  Course hours delivered per square meter of learning centers for full year 2012 decreased by 15.3% year-over-year to 36.7 hours in 2012 from 43.3 hours in 2011.

Operating Expenses

Total operating expenses was $77.8 million in 2012, compared to $62.4 million in 2011. Total operating expenses accounted for 26.5% of total net revenue in 2012, compared to 28.1% a year ago, benefitting from effective cost controls and higher operating leverage.

General and administrative expenses of $46.4 million in 2012 improved to 15.8% of total net revenue, compared to 16.4% a year ago, due to effective cost controls. Selling and marketing expenses of $31.3 million in 2012 improved to 10.7% of total net revenue, compared to 11.7% a year ago.

Operating Loss

Loss from operations in 2012 was $4.1 million, compared to income from operations of $3.5 million in 2011. Non-GAAP loss from operations in 2012 was $0.9 million, compared to Non-GAAP income from operations of $7.6 million in 2011.

Net Income and Net Income per ADS

Net income attributable to Xueda Education Group in 2012 was $2.0 million, compared to $4.8 million in 2011. Diluted net income attributable to Xueda Education Group per ADS in 2012 was $0.03, compared to $0.07 in 2011.

Non-GAAP net income attributable to Xueda Education Group in 2012 was $5.1 million, compared to $8.9 million in 2011. Non-GAAP diluted net income attributable to Xueda Education Group per ADS in 2012 was $0.08, compared to $0.13 in 2011.

Balance Sheet

As of December 31, 2012, the Company had cash and cash equivalents plus short-term investments totaling $239.2 million, compared to $225.7 million as of December 31, 2011.

Deferred revenues were $133.8 million as of December 31, 2012, compared to $101.4 million as of December 31, 2011.

Business Outlook

For the first quarter of 2013, the Company currently expects:

•                  Net revenue to be in the estimated range of $79.0 million to $80.0 million, an increase of 17.6% to 19.0% from the same quarter of the previous year.

•                  Non-GAAP diluted net income attributable to Xueda Education Group per ADS to be in the estimated range of $0.03 to $0.04, an increase of 50.0% to 100.0% from the same quarter of the previous year.  This estimate assumes an effective income tax rate of 25% and weighted average ADSs of 65.8 million.

For the full year 2013, the Company currently expects:

•                  Net revenue to be in the estimated range of $342.0 to $352.0 million, an increase of 16.6% to 20.0% from the previous year.

This guidance is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Non-GAAP Financial Measures

To supplement the financial measures calculated in accordance with U.S. GAAP, this press release includes certain non-GAAP financial measures of adjusted net income and adjusted diluted earnings per ADS, each of which is adjusted to exclude share-based compensation expenses. The Company believes excluding such expenses from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expenses are not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company also believes that these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects and compare business trends among different reporting periods on a consistent basis. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with U.S. GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with U.S. GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable U.S. GAAP financial measure, please see the financial information included elsewhere in this press release.

Conference Call

Xueda will hold a conference call and live webcast at 7:00 p.m. EST on Wednesday, February 27, 2013 (which corresponds to 8:00 a.m. Beijing/Hong Kong Time on Thursday, February 28, 2013) to discuss the results and answer questions from investors.  Listeners may access the call by dialing:

US Toll Free:	+1-866-519-4004
US Toll/International:	+1-718-354-1231
Hong Kong Toll Free:	800-930-346
Hong Kong Toll:	852-2475-0994
China Toll Free	800-819-0121
China Toll Free (Mobile)	400-620-8038
Conference ID:	86635188

The conference call will be available live via webcast on the Investors section of Xueda’s website at http://ir.xueda.com. The archive replay will be available on Xueda’s website shortly after the call.

A replay of the conference call may be accessed through March 7, 2013 by dialing:

United States Toll Free:	+1-855-452-5696
International:	+61-2-8199-0299
Conference ID:	86635188

Forward-looking Statements

All statements included in this press release, other than statements or characterizations of historical fact, are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, market and operating conditions, estimates and projections about our industry, management’s beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” “targets” and similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks and uncertainties beyond our control, which could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in our filings with the U.S. Securities and Exchange Commission. We do not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Xueda Education Group

Xueda Education Group (“Xueda”) is a leading national provider of tutoring services for primary and secondary school students in China with a focus on offering personalized tutoring services. For more information about Xueda, please visit ir.xueda.com.

Contact:

Xueda Education Group
Sophia Zhou

Tel: +86-10-6427-8899 ext. 6619

Email: zhouqi_1@xueda.com

Asia Bridge Capital Limited

Wendy Sun

Tel: +86-10-8556-9033 (China)

+1-888-550-8392 (U.S.)

Email: wendy.sun@asiabridgegroup.com

Xueda Education Group

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands of US Dollars)

	As of
	December 31, 2012	December 31, 2011
		(Note)
Current assets:
Cash and cash equivalents	$211,944	$217,746
Short-term investments	27,287	7,944
Prepaid expenses and other current assets	12,911	18,645
Amounts due from related parties	1,592	43
Deferred tax assets-current	4,335	3,618
Total current assets	258,069	247,996
Property and equipment, net	40,616	35,613
Acquired intangible assets, net	563	—
Rental deposits	4,493	3,787
Goodwill	3,729	863
Available-for-sale securities	5,125	—
Other non-current assets	4,831	1,576
Total assets	$317,426	$289,835

Liabilities and shareholders’ equity
Current liabilities:
Deferred revenues-current (including deferred revenues of the consolidated VIE without recourse to the Company of $105,027 and $79,095 as of December 31, 2012 and December 31, 2011, respectively)	105,027	79,095
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Company of $24,212 and $19,145 as of December 31, 2012 and December 31, 2011, respectively)	26,318	21,733
Dividends payable (including dividends payable of the consolidated VIE without recourse to the Company of $nil and $nil as of December 31, 2012 and December 31, 2011, respectively)	22,665	—
Income taxes payable (including income taxes payable of the consolidated VIE without recourse to the Company of $4,583 and $4,047 as of December 31, 2012 and December 31, 2011, respectively)	4,329	4,047
Deferred income-current (including deferred income of the consolidated VIE without recourse to the Company of $nil and $nil as of December 31, 2012 and December 31, 2011, respectively)	347	371
Total current liabilities	158,686	105,246
Deferred revenues-noncurrent (including deferred revenues of the consolidated VIE without recourse to the Company of $28,765 and $22,309 as of December 31, 2012 and December 31, 2011, respectively)	28,765	22,309
Deferred income-noncurrent (including deferred income of the consolidated VIE without recourse to the Company of $nil and $nil as of December 31, 2012 and December 31, 2011, respectively)	607	929
Deferred tax liabilities-noncurrent (including deferred tax liabilities of the consolidated VIE without recourse to the Company of $141 and $nil as of December 31, 2012 and December 31, 2011, respectively)	141	—

Total liabilities	188,199	128,484

Total Xueda Education Group’s equity	127,864	161,351
Noncontrolling interests	1,363	—
Total equity	129,227	161,351

Total liabilities and equity	$317,426	$289,835

Note: The above financial information as of and for the year ended December 31, 2011 is derived from Xueda Education Group’s audited financial statements for the year ended December 31, 2011.

Xueda Education Group

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of US Dollars, except number of ADSs and per ADS data)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2012	2011	2012	2011

Net revenues	$59,630	$47,750	$293,157	$221,738
Cost of revenues	(50,737)	(40,814)	(219,655)	(156,222)
Gross profit	8,893	6,936	73,502	65,516

Operating expenses
General and administrative	(12,953)	(11,156)	(46,427)	(36,425)
Selling and marketing	(6,760)	(7,303)	(31,336)	(25,940)
Total operating expenses	(19,713)	(18,459)	(77,763)	(62,365)
Government subsidies	137	201	164	357
(Loss) Income from operations	(10,683)	(11,322)	(4,097)	3,508
Interest income	1,772	1,491	6,722	3,766
(Loss) Income before income tax expenses	(8,911)	(9,831)	2,625	7,274
Income tax benefit (expense)	687	(64)	(876)	(2,484)

Net (loss) income	(8,224)	(9,895)	1,749	4,790
Less: Noncontrolling interests, net of taxes	(130)	—	(216)	—
Net (loss) income attributable to Xueda Education Group	(8,094)	(9,895)	1,965	4,790

Net (loss) income attributable to Xueda Education Group per ADS:
Net (loss) income attributable to Xueda Education Group
Basic	(0.12)	(0.15)	0.03	0.07
Diluted	(0.12)	(0.15)	0.03	0.07

Weighted average ADS numbers used in calculating net (loss) income attributable to Xueda Education Group per ADS:
Basic	65,049,506	67,847,771	65,658,002	68,872,588
Diluted	65,049,506	67,847,771	65,888,103	71,134,457

Xueda Education Group

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of US Dollars )

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2012	2011	2012	2011
Net (loss) income	$(8,224)	$(9,895)	$1,749	$4,790
Other comprehensive income, net of tax:
Foreign currency translation adjustments	140	(82)	250	118
Unrealized holding gain on investment in available-for-sale securities, net of tax	307	—	339	—
Total comprehensive (loss) income	(7,777)	(9,977)	2,338	4,908
Less: comprehensive loss attributable to non-controlling interest	(126)	—	(208)	—
Total comprehensive (loss) income attributable to Xueda Education Group	$(7,651)	$(9,977)	$2,546	$4,908

Xueda Education Group

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHARE-BASED COMPENSATION

(In thousands of US Dollars )

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2012	2011	2012	2011
Share-based compensation expenses included in:
Cost of revenues	$1	$1	$5	$6
Selling and marketing expenses	1	2	5	11
General and administrative expenses	817	620	3,156	4,092
Total	$819	$623	$3,166	$4,109

Xueda Education Group

UNAUDITED RECONSILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(in thousands of US Dollars )

	Three Months Ended December 31,
	2012	2011

Cost of revenues	$(50,737)	$(40,814)
Share-based compensation expense included in cost of revenues	1	1
Non-GAAP cost of revenues	(50,736)	(40,813)

General and administrative expenses	(12,953)	(11,156)
Share-based compensation expense included in general and administrative expenses	817	620
Non-GAAP general and administrative expenses	(12,136)	(10,536)

Selling and marketing expenses	(6,760)	(7,303)
Share-based compensation expense included in selling and marketing expenses	1	2
Non-GAAP selling and marketing expenses	(6,759)	(7,301)

Total costs of revenues and operating expenses	(70,450)	(59,273)
Share-based compensation expenses	819	623
Non-GAAP costs and operating expenses	(69,631)	(58,650)

Gross profit	8,893	6,936
Share-based compensation expenses	1	1
Non-GAAP gross profit	8,894	6,937

Loss from operations	(10,683)	(11,322)
Share-based compensation expenses	819	623
Non-GAAP loss from operations	(9,864)	(10,699)

Net loss attributable to Xueda Education Group	(8,094)	(9,895)
Share-based compensation expenses	819	623
Non-GAAP net loss attributable to Xueda Education Group	(7,275)	(9,272)

Non-GAAP net loss attributable to Xueda Education Group per ADS:
Basic	(0.11)	(0.14)
Diluted	(0.11)	(0.14)

Weighted average ADS numbers used in calculating non-GAAP net loss attributable to Xueda Education Group per ADS:
Basic	65,049,506	67,847,771
Diluted	65,049,506	67,847,771

Xueda Education Group

UNAUDITED RECONSILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(in thousands of  US Dollars)

	Twelve Months Ended December 31,
	2012	2011

Cost of revenues	$(219,655)	$(156,222)
Share-based compensation expense included in cost of revenues	5	6
Non-GAAP cost of revenues	(219,650)	(156,216)

General and administrative expenses	(46,427)	(36,425)
Share-based compensation expense included in general and administrative expenses	3,156	4,092
Non-GAAP general and administrative expenses	(43,271)	(32,333)

Selling and marketing expenses	(31,336)	(25,940)
Share-based compensation expense included in selling and marketing expenses	5	11
Non-GAAP selling and marketing expenses	(31,331)	(25,929)

Total costs of revenues and operating expenses	(297,418)	(218,587)
Share-based compensation expenses	3,166	4,109
Non-GAAP costs and operating expenses	(294,252)	(214,478)

Gross profit	73,502	65,516
Share-based compensation expenses	5	6
Non-GAAP gross profit	73,507	65,522

(Loss) income from operations	(4,097)	3,508
Share-based compensation expenses	3,166	4,109
Non-GAAP (loss) income from operations	(931)	7,617

Net income attributable to Xueda Education Group	1,965	4,790
Share-based compensation expenses	3,166	4,109
Non-GAAP net income attributable to Xueda Education Group	5,131	8,899

Non-GAAP net income attributable to Xueda Education Group per ADS:
Basic	0.08	0.13
Diluted	0.08	0.13

Weighted average ADS numbers used in calculating non-GAAP net income attributable to Xueda Education Group per ADS:
Basic	65,658,002	68,872,588
Diluted	65,888,103	71,134,457